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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                      Total-Tel USA Communications, Inc.
                      ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.05 per share
                    --------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                                 --------------
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                   Attn: Richard A. Goldberg (212) 758-9500
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 14, 1998
                     --------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        AMENDMENT NO. 9 TO SCHEDULE 13D


       This Amendment No. 9 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements Items 4 and 7 of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7") and Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8.

ITEM 4.  PURPOSE OF THE TRANSACTION.

       The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

       On August 14, 1998, counsel to Revision, on behalf of Revision, sent a letter dated August 14, 1998 (the "Letter") to counsel to the Issuer among other things requesting an audit of the Issuer's books and records by Revision's accountants. A copy of the Letter is attached hereto as Exhibit 7.1.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 Letter from counsel to Revision to counsel to the Issuer dated August 14, 1998.

                                       2

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                                   SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 1998

                                           REVISION LLC

                                           By:  /s/ Walt Anderson
                                               -------------------------
                                                Walt Anderson, Manager

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                                 EXHIBIT INDEX

Exhibit      Description
-------      -----------
Exhibit 7.1  Letter from counsel to Revision to counsel to the Issuer, dated
             August 14, 1998.